AB 3/16

KH 3/15

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019963

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH., D.C.
200

| SEC FILE NUMBER |
|---|
| 8- 47352 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E. 82nd St., Suite 209
(No. and Street)

Indianapolis (City) Indiana (State) 46250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Whittlesey (317) 594 - 0023
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD 3/24

# OATH OR AFFIRMATION

I, Stan Whittlesey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH Securities, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Indiana
County of Marion
this 28th day of February, 2011

Signature

Chairman
Title

Notary Public

LOLA SWINFORD
Madison County
My Commission Expires
April 21, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
EBH Securities, Inc

## Independent Auditor's Report

We have audited the accompanying statements of financial condition of EBH Securities, Inc, as of December 31, 2010 and 2009, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH Securities, Inc as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules beginning on page 9 2is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

February 28, 2011

# EBH Securities, Inc

## Statements of Financial Condition

| Assets | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Cash and cash equivalents | $ 89,403 | $ 27,501 |
| Accounts receivable | 1,577 | 3,374 |
| Loan receivable | 20,282 | 18,314 |
| Deferred tax asset | 653 | - |
| Furniture and equipment, net of depreciation of $5,488 | - | - |
| Total Assets | $ 111,915 | $ 49,189 |

### Liabilities and Shareholder's Equity

| Liabilities | | |
|---|---|---|
| Commissions payable | $ 73,816 | $ 2,004 |
| Accrued payroll taxes | 3,662 | 2,047 |
| Accrued income taxes | - | 1,196 |
| Liability for unrecognized tax benefits | 6,485 | 6,485 |
| Total liabilities | 83,963 | 11,732 |
| **Shareholder's Equity** | | |
| Common stock, no par value, 1000 shares authorized 500 shares issued and outstanding | 7,849 | 7,849 |
| Additional paid-in-capital | 12,260 | 12,260 |
| Retained earnings | 7,843 | 17,348 |
| Total shareholder's equity | 27,952 | 37,457 |
| Total Liabilities and Shareholder's Equity | $ 111,915 | $ 49,189 |

The accompanying notes are an integral part of the financial statements.

# EBH Securities, Inc

## Statements of Income

| | For the Years Ended December 31, 2010 | For the Years Ended December 31, 2009 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 164,521 | $ 86,724 |
| Interest | 735 | - |
| Total revenues | 165,256 | 86,724 |
| **Operating Expenses** | | |
| Employee compensation and benefits | 148,682 | 39,246 |
| Occupancy | 7,914 | 1,030 |
| Communications | 4,532 | 4,222 |
| Regulatory fees | 3,055 | 2,838 |
| Professional fees | 5,740 | 3,125 |
| Other expenses | 6,443 | 7,202 |
| Total operating expenses | 176,366 | 57,663 |
| Net Income (Loss) Before Income Taxes | (11,110) | 29,061 |
| Income Taxes | (1,605) | 6,117 |
| Net Income (Loss) | $ (9,505) | $ 22,944 |

The accompanying notes are an integral part of the financial statements.

# EBH Securities, Inc

## Statements of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-In-Capital | Retained Earnings |
|---|---|---|---|
| Balance, December 31, 2008 | $ 7,849 | $ 12,260 | $ (5,596) |
| Net income | | | 22,944 |
| Balance, December 31, 2009 | 7,849 | 12,260 | 17,348 |
| Net loss | | | (9,505) |
| Balance, December 31, 2010 | $ 7,849 | $ 12,260 | $ 7,843 |

The accompanying notes are an integral part of the financial statements.

# EBH Securities, Inc

## Statements of Cash Flows

| | For the Year Ended December 31, 2010 | | For the Year Ended December 31, 2009 | |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net income | $ | (9,505) | $ | 22,944 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Deferred taxes | | (653) | | 4,921 |
| Changes in operating assets and liabilities | | | | |
| Accounts receivable | | 1,797 | | 11,173 |
| Accounts payable | | 71,812 | | 813 |
| Accrued income taxes | | (1,196) | | - |
| Accrued expenses | | 1,615 | | (1,898) |
| Net Cash Provided by Operating Activities | | 63,870 | | 37,953 |
| **Investing Activities** | | | | |
| Issuance of promissory note | | (1,968) | | (18,314) |
| Net Cash Used in Investing Activities | | (1,968) | | (18,314) |
| Increase in Cash and Cash Equivalents | | 61,902 | | 19,639 |
| Cash and Cash Equivalents at Beginning of Year | | 27,501 | | 7,862 |
| Cash and Cash Equivalents at End of Year | $ | 89,403 | $ | 27,501 |

The accompanying notes are an integral part of the financial statements.

# EBH Securities, Inc

## Notes To Financial Statements
## December 31, 2010

### Note 1 – Significant Accounting Policies

Description of Business

EBH Securities, Inc is a limited-purpose, registered broker and dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. The Company earns revenue from commission fees on transactions in these products.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest in 2010 and 2009, and paid income taxes of $244 and -0- during the year ended December 31, 2010 and 2009 respectively.

### Note 2 – Related Party Transactions

The Company loaned $18,314 to its sole owner during 2009. In 2010 the Company loaned the owner an additional $1,968. This is recorded as a loan receivable on the balance sheet. Interest accrues on the outstanding balance at 3% per year. Annual payments are required until the loan matures on December 31, 2014.

The Company shares office space with two other entities with common ownership. There were no intercompany transactions with those two entities during 2010 or 2009. The sole shareholder is in a position to influence the amount of office expenses paid by the Company for the benefit of the other entities that are under his common control.

### Note 3 - Income Taxes

The components of income tax expenses were as follows:

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | Federal | State | Federal | State |
| Current | $ (487) | $ (465) | $ 731 | $ 465 |
| Deferred | (403) | (250) | 3,039 | 1,882 |
| Total | $ (890) | $ (715) | $ 3,770 | $ 2,347 |

The deferred income tax expenses result from the carryforward of prior year net operating losses. No additional net operating losses are available to be carried forward.

The Company has recorded a liability for unrecognized tax benefits. Part of this liability is derived from estimated amounts of penalties and interest related to the unrecognized tax benefits. Tax years ending December 31, 2007, 2008, and 2009 are still subject to federal inspection. All tax years are subject to state inspection.

### Note 4 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2010, the Company had net capital of $5,786, which was $189 in excess of its required net capital of $5,597. The percentage of aggregate indebtedness to net capital was 1451.1%.

### Note 5 - Control Requirements

There are no amounts, as of December 31, 2010, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

## Note 6 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2010 unaudited Focus report and this report. The result was a decrease in net capital of $8,979.

| | | |
|---|---|---|
| Net capital as reported on the unaudited Focus report of December 31, 2010 | $ | 14,765 |
| Decrease in ownership equity as a result of post-Focus adjustments | | (4,051) |
| Increase in non-allowable assets | | (4,928) |
| Net Capital as Audited | $ | 5,786 |

# EBH Securities, Inc

## Computation of Net Capital, Pursuant to Rule 15c3-1(f)
## December 31, 2010

| | | |
|---|---|---|
| **Net Capital** | | |
| Shareholder's equity | $ | 27,952 |
| Less: Nonallowable assets | | 22,166 |
| Net capital before haircuts on security positions | | 5,786 |
| Haircuts on securities | | - |
| Net capital | $ | 5,786 |
| Aggregate Indebtedness | $ | 83,963 |
| Net capital required based on aggregate indebtedness | $ | 5,597 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required (Based on aggregate indebtedness requirement) | $ | 5,597 |
| Excess Net Capital | $ | 189 |
| Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement | $ | (2,610) |
| Percentage of Aggregate Indebtedness to Net Capital | | 1451.1% |

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
EBH Securities, Inc

In planning and performing our audit of the financial statements of EBH Securities, Inc as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify material weaknesses related to the segregation of duties and the control over the selection and application of accounting principles in conformity with GAAP. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 28, 2011

*EBH Securities, Inc*

*Year Ended December 31, 2010*

*Financial Report*